4

August 3, 2005


Mr. Adam Phippen
Staff Accountant
450 Fifth Street, N.W.
Securities and Exchange Commission
Washington, D.C.  20549

Dear Mr. Phippen:

We received your letter dated July 7, 2005 which contained various comments related to our Form 10-K filed for the period ended January 29, 2005 and our Form
10-Q filed for the quarterly period ended April 30, 2005. We have repeated your comments, noted our responses to your comments and have included them below.
We believe that our responses adequately address your concerns about the filings which you inquired and agree with the letter that, where requested disclosures should be revised in future filings in response to these comments.

Form 10-K for Fiscal Year Ended January 29, 2005

Item 7. Management's Discussion and Analysis of
Financial Condition and Results of Operations

     Results of Operations
     1. Comment: In future filings please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated, or relocated during the period. Company Response: In future filings, we will disclose how we calculate the change in comparable store sales from period to period. Specifically, we plan to incorporate the following language: The company considers a store `comparable' if it has been open for 12 full months and has not changed its square footage by more than 20%. Closed and relocated stores are excluded from the `comparable' calculation beginning in the month in which the store is closed or relocated. Renovated stores are considered `comparable' as long as the store square footage does not change by more than 20%.
     2. Comment: Please revise future filings to discuss the material changes in depreciation and amortization expense from period to period. In this regard, we note that the decrease in depreciation and amortization expense in fiscal 2004 compared to fiscal 2003 was particularly significant, yet there is no discussion of the reasons for the decrease. Show us how the revised disclosure will read for fiscal 2004 compared to fiscal 2003. Please also supplement the discussion of your historical results with a discussion of whether this and other changes in your operating results represent trends expected to continue into the future. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K. Company Response: In future filings, we will explain the reasons for any material changes in depreciation and amortization. For the 2003 and 2004 periods, our disclosure will be substantially as follows: "The decrease in depreciation and amortization from 2003 to 2004 can be attributed to significant equipment and software becoming fully depreciated by the end of 2003. Such equipment primarily includes the majority of equipment utilized to operate our distribution center. Additionally, during 2002 and 2003 the company closed a total of nine store locations. There was no depreciation at all for these closed store locations in 2004. Since the company has not been in an expansion mode for several years and does not currently anticipate in the foreseeable future to have any significant store openings or closings, we would expect our depreciation in 2005 and beyond to be more consistent with the level incurred in 2004." We will also note our expectations for any other trends in operating results.

     Cash Flows
     3. Comment: Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, you explain that the significant increase in cash flow provided by operating activities in fiscal 2004 is primarily attributed to $5.8 million improvement in net income offset by a $5.3 million net increase in inventories. In future filings please provide analysis explaining the underlying reasons for fluctuations in your inventory and other working capital accounts.
       Refer to SEC Release No. 33-8350.
       Company Response: In future filings we will explain the underlying reasons for fluctuations in inventory and other working capital accounts as needed if the fluctuations are material.

     Liquidity
     4. Comment: Please refer to Item 10(e) of Regulation S-K as well as our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at www.sec.gov) and provide us in detail your justification for presenting in footnote (1) to the table various measures of your liquidity as if your line of credit was classified as long-term. We believe each of these measures represents a non-GAAP measure since under GAAP your line of credit is required to be classified as a currently liability. If you believe you are permitted to include these measures in future filings, please show us how you plan to revise your disclosures to comply with all of the disclosure requirements in Item 10(e) with respect to your presentation of such non-GAAP measures.
       Company Response: Our disclosures in our 10-Q for the period ended April 30, 2005 were enhanced from those within the 10-K for the period ended
       January 29, 2005.  We believe that this
       additional language, combined with some
       additional information within the table to more clearly reconcile the ratios will address your concerns. Attached as Exhibit A is the table from our 10-K and 10-Q, revised to show how our disclosures will be changed in the future. Based on our discussions with various creditors who utilize our financial statements, they internally analyze our financial statements assuming that our line of credit is long-term in light of the fact that the agreement expires in 2007 and the company was and remains in complete compliance with all covenants. We believe that inclusion of this information is helpful to our financial statement users.
     5. Comment: Similar to the preceding comment, and in view of the rules related to non-GAAP measures, please tell us in detail why you believe it is appropriate to present your ratio of long-term debt to stockholders' equity as if your redeemable preferred stock represents permanent stockholders' equity, when under GAAP, such preferred stock is required to be classified outside of permanent stockholders' equity. If you intend to present this measure in future filings, and you believe you are permitted to do so under Item 10(e), please show us how you plan to revise your disclosures in future filings to comply with Item 10(e).
       Company Response: Similar to the comment #4, our disclosures in our 10-Q for the period ended
       April 30, 2005 were enhanced from those within the 10-K for the period ended January 29, 2005.
       We believe that this additional language, combined with some additional information within the table to more clearly reconcile the ratios will address your concerns. Attached as Exhibit
       A is the table from our 10-K and 10-Q, revised to show how our disclosures will be changed in the future. Although GAAP requires that the preferred stock be shown in the mezzanine section of the balance sheet by reason of the controlling interest of our preferred stockholders, we believe disclosing the ratio of debt to combined equity and preferred stock as an additional measure provides meaningful information given that the preferred stock is not currently expected to be redeemed or paid and is similar to equity securities.


     Item 9A. Controls and Procedures
     6. Comment: Disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of1934, not Rule 13a-14(c). Please update your rule reference accordingly in future filings.
       Company Response: We will revise our rule references accordingly in future filings.
     7. Comment: Please revise your future disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K and/or your April 30, 2005 Form 10-Q accordingly. Company Response: Although we believe the existing disclosure satisfies the requirements of Item 307 of Regulation S-K and is not substantively different from similar disclosures of many issuers, we will revise future disclosures regarding our principal executive and financial officers' conclusions as to the effectiveness of disclosure controls and procedures to ensure they encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). We also are hereby confirming to you that our disclosure regarding effectiveness of the company's disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures.
     8. Comment: Please confirm to us that there was not any change in your internal control over financial reporting that occurred during the fourth quarter of 2004 or the first quarter or 2005 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Though
       Item 308(c) of Regulation S-K does not require you to state this information affirmatively in your periodic filings, we note that it is common practice among other registrants to provide disclosure to this effect. Company Response: We hereby confirm to you that there was not any change in the company's internal control over financial reporting that occurred during the fourth quarter of 2004 or the first quarter of 2005 that materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. We expect to include similar negative disclosures in future filings if there are no changes.

     Consolidated Financial Statements

     Notes to Consolidated Financial Statements

     Note 1. Summary of Significant Accounting Policies

     General

     9. Comment: In future filings please further disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include within selling, general and administrative expenses. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of goods sold and others exclude a portion of them from gross margin, including them instead in operating expense line items. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.
       Company Response: In future filings, we will elaborate further on the types of expenses included within the cost of goods sold line item and the types of expenses that are included within selling, general and administrative expenses. Cost of goods sold does include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and all other costs associated with the company's distribution network.

     Schedule II Valuation Accounts
     10.  Comment:  Please revise in future filings to also
       include the activity in your allowance for sales
       returns.  Show us what the revised disclosure would look
       like for the historical periods presented.
       Company Response:  The Company's allowance for
       sales return balance was approximately $19,000 at
       January 29, 2005.   The Company deems this
       balance to be immaterial and therefore does not see the necessity for a detailed schedule. We will continue to monitor the required balance in the sales return allowance account and if the number becomes more significant we will comply with your request to include a separate schedule.
       In future filings, we will also include a quantification of the sales return allowance within the referenced footnote.

Additionally, we respectfully acknowledge the following:
  - The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully present these responses to you for your review. We feel that we have responded in full to each of your comments, but should you have any questions, please do not hesitate to call. I may be reached at
(405) 579-7144.

Sincerely,


/s/ Jodi Taylor
Jodi Taylor
Chief Financial Officer
Harold's Stores, Inc.
Commission File No. 1-10892